USA VIDEO INTERACTIVE CORP.

June 15, 2005



Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL



SEC MAIL PROCESSING
RECEIVED
JUN 28 2005
WASH., D.C.
183
SECTION

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
JUN 30 2005
THOMSON
FINANCIAL

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Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777



For release June 15, 2005

Contact: USVO, Inc.
Phone: 860 434 5535 - Ext 125
e-mail: filmtracer@usvo.com

STOCK OPTION REPRICING

(Vancouver, BC – June 15, 2005) - **USA Video Interactive Corp.** (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF; **http://www.usvo.com**), announces that the Company has renegotiated the price of 600,000 stock options previously granted to employees from $0.25 US ($0.30 Cdn.) to $0.10 US ($0.125 Cdn.) and 4,400,000 stock options previously granted to directors from $0.25 ($0.30 Cdn.) and $0.29 US ($0.35 Cdn.) to $0.10 US ($0.125 Cdn.). All other terms of the stock options will remain the same. Management considers that this repricing is in the best interests of the Company, considering current stock prices.

The Company intends to obtain disinterested shareholder approval for the amendment to the stock option price of the stock options granted to directors at the Company's annual meeting for 2005, which has not yet been scheduled. The repricing of the options is subject to regulatory approval.

About USVO:
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. USVO developed its MediaSentinel digital watermarking technology and its StreamHQ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan. For more information, visit www.usvo.com.

On behalf of the Board of Directors
of **USA Video Interactive Corp.**

"Anton J. Drescher",
Corporate Secretary

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact (860) 434 – 5535, Extension 125; contact@usvo.com

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USA VIDEO INTERACTIVE CORP.

June 10, 2005

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
JUN 2 8 2005
WASH. D.C.
183
SECTION

FILE #82-1601

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

/ad
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777



For release June 10, 2005

Contact: USVO, Inc.
Phone: 860 434 5535 - Ext 125
e-mail: filmtracer@usvo.com

USVO TO RAISE $275,000 US BY WAY OF PRIVATE PLACEMENT

(Vancouver, BC – June 10, 2005) - **USA Video Interactive Corp.** (OTCBB: USVO; TSX: US; BSE/Frankfurt: USF; **http://www.usvo.com**), announces that it has arranged a private placement of up to an aggregate of 5,000,000 units in the capital stock of **USA Video** to various investors at a price of $0.055 US ($0.06875 Cdn.) per unit. Each unit consists of one common share and one non-transferable share purchase warrant (the "*Warrant*"). Each one Warrant entitles the holder thereof to purchase an additional one common share at a price of $0.08 US ($0.10 Cdn.) per share, exercisable for a period of two years from the date of payment for the units. The 5,000,000 common shares to be issued as part of the units and the 5,000,000 common shares that may be issued upon conversion of the Warrants are subject to a 12-month hold period from the date of payment for the units. Insiders of **USA Video** will be participating in this financing. The issuance of the private placement units is subject to regulatory acceptance.

The private placement proceeds will be utilized for the continued marketing of **USA Video's** Video-on-Demand™ technology, marketing of **USA Video's** patent pending Digital Rights Management (DRM) technology, patent enforcement including the pursuit of licensing agreements and for general working capital.

About USVO:
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. USVO developed its MediaSentinel digital watermarking technology and its StreamHQ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan. For more information, visit www.usvo.com.

On behalf of the Board of Directors
of **USA Video Interactive Corp.**

"Anton J. Drescher",
Corporate Secretary

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact (860) 434 – 5535, Extension 125; contact@usvo.com

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